EXHIBIT 99.1

MAG Silver Reports First Quarter Production  From Juanicipio

VANCOUVER, British Columbia, April 26, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the first quarter (“Q1”) ending March 31, 2023. March 2023 marked a significant achievement for Juanicipio as it produced and sold its first commercial lead and zinc concentrates. In addition to the initiation of feed to the Juanicipio mill, surplus mineralized material continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) delivering incremental operating cash flows. Feed to the Juanicipio mill was predominantly from low grade stockpiles that were designated for commissioning.

As reported to MAG by the project operator Fresnillo, 222,023 tonnes of mineralized material from underground stopes and low grade stockpiles were processed during the three months ended March 31, 2023 at an average silver head grade of 363 grams per tonne (“g/t”).

Total Juanicipio production for Q1 based on provisional estimates before offtake agreement adjustments, totaled 2,249 thousand silver ounces and 6,047 gold ounces. MAG expects to release its full financial and operational results on May 10, 2023.

Roughly 30% of the tonnes processed in Q1 were processed at the Juanicipio beneficiation plant, which, considering consistent mill feed only commenced in late February 2023, represents a notable performance. The focus now shifts to steady state operations, attaining the 4,000 tonnes per day (“tpd”) nameplate and achieving commercial production. During March 2023, milling rates were around 60% of design, yielding an average of 2,476 tpd with rates occasionally reaching up to 3,900 tpd. Performance over the last 3 weeks has improved with the comminution circuit consistently delivering rates of 3,700 tpd as well as a decrease in unplanned stoppages. As the plant approaches design capacity, higher grade mill feed has been introduced with a commensurate improvement in silver recovery rates and concentrate grades.

“With the initial concentrate shipments behind us our attention is now on achieving commercial production at Juanicipio. We have experienced some really promising days with milling rates at or around 4,000 tonnes per day. Our goal is to transform these good days into solid quarters and solid quarters into outstanding years,” said George Paspalas, MAG Silver’s President and CEO. “The successful execution of the commissioning paves the way for steady state operations at 4,000 tpd, positioning MAG as a top-tier silver producer with a focus on cash flow generation and return on capital invested.”

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of commissioning activities and the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q1, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com